Exhibit 24

BRF - BRASIL FOODS S.A. (current name of Perdigão S.A) Publicly-traded company CNPJ n° 01.838.723/0001-27 Rua Jorge Tzachel, 475 Itajaí - SC	SADIA S.A. Publicly-traded company CNPJ n°20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia — SC

MATERIAL FACT

The officers of BRF - BRASIL FOODS S.A., current name of Perdigão S.A. (“BRF” — Bovespa: PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” — Bovespa: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI; and, jointly with BRF - BRASIL FOODS, the “Companies”), hereby announce that they have submitted the terms and conditions of the merger of shares of SADIA set forth in the Association Agreement, disclosed in a material fact dated May 19, 2009, to Independent Committees formed, in the case of SADIA, exclusively of independent members of the board of directors and, in the case of BRF, of two independent members of the board of directors and one officer not related to the shareholders executing the BRF Shareholders Voting Agreement, in order to ensure full independence of their resolutions and recommendation to the boards of directors of the companies.

Such Independent Committees appointed, also with full freedom, assistants to review relevant aspects of the merger of shares of SADIA, to the extent they deem fit, retained at the expense of each company and independent in respect of the Companies.

The Committees held several meetings attended by officers and their respective assistants of each of the companies, the proceedings of which were supervised, all intended to review the negotiation process, structure and definition of the exchange ratio for the shares of SADIA held by their non-controlling shareholders for shares issued by BRF in connection with the merger of shares of SADIA by BRF, originally fixed by unrelated parties.

The Independent Committees requested and received all clarifications and information required to exercise their functions and reviewed the documents drafted for the transaction, as well as the reports and opinions drafted and submitted to the respective boards of directors and the material prepared for the general meetings to be held on August 18, 2009, which shall resolve on the merger of shares of Sadia.

After each of the Independent Committees has separately reviewed the conditions of the Merger of Shares of SADIA and reached their conclusions, they shall meet and discuss on the respective conclusions.

The Independent Committee of SADIA deems as proper the range from 0.13 to 0.141 for the exchange ratio for the shares of Sadia held by its minority shareholders for shares issued by BRF, indicated as based on the respective economic value by financial advisors, without taking into account the additional amount corresponding to the control amount, provided that criteria based on market value, multiples of economic indexes or other similar transactions would lead to results confirming the adequacy and fairness of the proposed criterion.

The Independent Committee of BRF deemed as proper the range from 0.120867 to 0.146254 for the exchange ratio for the shares issued by SADIA held by its minority shareholders for shares issued by BRF, also indicated based on the respective economic value by its financial advisors, reaching conclusions similar to those of the Independent Committee of SADIA.

Thus, after having exercised its discretion, the Independent Committees separately understood, and confirmed such understanding after the discussions among them, that the exchange ratio created for the merger of shares of SADIA is proper and fair, and recommended to the boards of directors of the respective Companies that they, in turn, shall submit it for resolution of the shareholders of each of them, with a favorable recommendation, and the same shareholders shall have a final decision on the matter.

The report containing the recommendation of each of the Independent Committees is at the disposal of the shareholders at the head offices of the companies.

São Paulo, July 9, 2009

Leopoldo Viriato Saboya	José Luís Magalhães Salazar

Finance and Investor Relations Officer	Finance and Investor Relations Officer

BRF - BRASIL FOODS S.A	SADIA S.A.

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and PERDIGÃO, considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by PERDIGÃO to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. PERDIGÃO expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with PERDIGÃO, if available.